Exhibit 21.1

SUBSIDIARIES OF U.S. XPRESS ENTERPRISES, INC.*

Subsidiary	State/Country of Formation
Xpress Holdings, Inc.	Nevada
U.S. Xpress, Inc.	Nevada
Xpress Assurance, Inc.	Arizona
U.S. Xpress Leasing, Inc.	Tennessee
Mountain Lake Risk Retention Group, Inc.	Vermont
Transportation Assets Leasing Inc.	Mississippi
Transportation Investments Inc.	Mississippi
Total Logistics Inc.	Mississippi
Total Transportation of Mississippi LLC	Mississippi
Xpress Internacional, S. de R. L. de C.V. (sold in January 2019)	Mexico
Mex Liner Logistics, S.A. de C.V. (sold in January 2019)	Mexico

* As of December 31, 2018. Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of U.S. Xpress Enterprises, Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report

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